Exhibit 1

OFFER AND SUPPORT AGREEMENT

BETWEEN

1.	Takeda Pharmaceutical Company Limited, a company under the laws of Japan, having its registered office at 1-1, Doshomachi 4-chome, Chuo-ku, Osaka, Japan,

hereby validly represented by Misako Hirose, in her capacity as Authorised Representative,

hereinafter referred to as the “Bidder” or “Takeda”;

ON THE ONE HAND

AND

2.	TiGenix NV, a limited liability company (naamloze vennootschap / société anonyme) under the laws of Belgium, having its registered office at Romeinse straat 12 box 2, 3001 Leuven, Belgium, registered with the Crossroads Bank of Enterprises under number 0471.340.123 (Register of Legal Entities Leuven), hereby validly represented by Eduardo Bravo, in his capacity as Authorised Representative,

hereinafter referred to as the “Target”,

ON THE OTHER HAND

The Bidder and the Target are hereinafter jointly referred to as the “Parties” and each individually as a “Party”.

WHEREAS:

(A)	The Target is a dual-listed (Euronext Brussels and Nasdaq:TIG) biopharmaceutical company focused on exploiting the anti-inflammatory properties of stem cells to develop novel therapies for serious medical conditions in areas of high unmet medical need.

(B)	The Bidder has been considering launching and, subject to the terms and conditions contained herein, shall launch, a voluntary public takeover bid (vrijwillig openbaar overnamebod / offre publique d’acquisition volontaire) within the meaning of the Belgian Law of 1 April 2007 on public takeover bids (Wet op de openbare overnamebiedingen / Loi relative aux offres publiques d’acquisition) (hereinafter referred to as the “Law on Public Takeover Bids”) with respect to 100% of the Securities (as defined below), by way of a Belgian Offer (as defined below) and a US Offer (as defined below) on the terms and subject to the conditions set forth in this Agreement (as defined below) (hereinafter referred to as the “Bid”).

(C)	On 10 November 2017, Takeda sent a letter to the Target setting forth its non-binding expression of interest in making the Bid and the Target confirmed its agreement with the terms of the letter on 13 November 2017.

(D)	On 15 December 2017, the Target’s product, Cx601, received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) as part of the Parties’ joint application for marketing authorisation in the E.U.

(E)	The board of directors of the Target (the “Board of Directors”) has reviewed the terms and conditions of the Bid set out in this offer and support agreement (the “Agreement”). On the basis of the information as at the date of this Agreement, having considered the future prospects of the Target as a standalone company and subject to further information to be provided in the US Offer Documents and the Prospectus (each as defined below), the Board of Directors acknowledges the potential value of the Bid for the Target from a strategic, commercial and business perspective and for the holders of the Securities.

(F)	The Belgian legislator has reserved the right not to require companies which have their registered office within Belgium to apply article 9(2) and (3) (“passivity rule”) and article 11 (“breakthrough”) of the Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids. The Target has not included any of the provisions set out in article 46 of the Law on Public Takeover Bids in its Articles of Association.

(G)	The Parties wish to set out the terms upon which the Bidder shall make the Bid and the conditions subject to which the Target shall provide the support set forth in this Agreement.

THEREFORE IT HAS BEEN AGREED AS FOLLOWS:

1	Definitions and interpretation

1.1	Definitions

The following terms and expressions have the following meaning in the Agreement:

“Addendum to the Confidentiality Agreement” means the addendum to the Confidentiality Agreement dated 17 November 2017 by and among (i) TiGenix SAU (an Affiliate of the Target), (ii) Takeda Pharmaceuticals International AG (an Affiliate of the Bidder), (iii) the Target and (iv) the Bidder;

“ADSs” has the meaning set out in Clause 2.1(ii);

“Affiliate” means an affiliated company (verbonden vennootschappen / société liée) as defined in article 11 of the Belgian Company Code (Wetboek van vennootschappen / Code des sociétés);

“Agreement” has the meaning set out in Preamble (E);

“Applicable Law” means, with respect to any Party, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, or stock exchange or similar body, that is binding upon such Party, as amended unless expressly specified otherwise;

“Applicable Warrant Prices” has the meaning set out in Clause 2.2(iii);

“Belgian Offer” has the meaning set out in Clause 2.3;

“Belgian Takeover Rules” means the Law on Public Takeover Bids and the Royal Decree on Public Takeover Bids, as well as any implementing laws, regulations and regulatory guidance in this respect;

“Bid” has the meaning set out in Preamble (B), and shall, for the avoidance of doubt, refer to both the Belgian Offer and the US Offer, unless otherwise stated;

“Board of Directors” has the meaning set out in Preamble (E);

“Break Payment” has the meaning set out in Clause 9.1;

“Business Day” means a day, other than a Saturday, Sunday or public or bank holiday, when banks are open for business in Brussels, New York and Tokyo;

“Change of Recommendation” has the meaning set out in Clause 5.1.3;

“Commencement Date” has the meaning set out in Clause 4.4;

“Completion of the Bid” means payment of the Securities tendered in the Bid following closing of the First Acceptance Period;

“Completion Date” means the date of the Completion of the Bid;

“Conditions” has the meaning set out in Clause 3.2;

“Confidentiality Agreement” means the confidentiality agreement dated 30 June 2017 by and among (i) TiGenix SAU (an Affiliate of the Target) and (ii) Takeda Pharmaceuticals International AG (an Affiliate of the Bidder);

“Convertible Bonds” has the meaning set out in Clause 2.1(iv);

“Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect;

“Equity Investment” has the meaning set out in Clause 9.2.1;

“Equity Investment Substitute” has the meaning set out in Clause 9.2.3;

“Exceptional Exercise Period” has the meaning set out in Clause 7.1.2;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“Extended Completion Date” means the date of payment for the Securities tendered in the Bid following closing of the Second Acceptance Period;

“First Acceptance Period” has the meaning set out in Clause 4.5;

“Formal Notification” has the meaning set out in Clause 4.2;

“FSMA” means the Belgian financial services and markets authority (Autoriteit voor financiële diensten en markten / Autorité des services et marchés financiers);

“GAAP” means generally accepted accounting principles in Belgium, Spain or the United States, as applicable;

“Governmental Entity” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other authority, body or agency, or any political or other subdivision, department or branch of any of the foregoing which has or claims to have competent jurisdiction over the relevant persons or its business, property, assets or operations;

“HSR Act” means the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder;

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board;

“Initial Announcement” has the meaning set out in Clause 4.1;

“Interim Period” means the period between the date of signing of this Agreement and the earlier of (i) the Completion Date and (ii) the date of termination of this Agreement;

“Key Employees” means the key employees of the Target Group listed in Schedule 1;

“Law on Public Takeover Bids” has the meaning set out in Preamble (B);

“Long Stop Date” means 30 April 2018, it being understood that either Party shall have the right to extend the Long Stop Date one (1) time (but not more than one time) for a period of 45 calendar days (and all references to the Long Stop Date herein shall also be extended) by giving notice in writing to the other Party prior to 30 April 2018;

“Material Adverse Effect” means any Effect that, individually or in the aggregate with any one or more other Effects, has resulted or would reasonably be expected to result (in the latter case, insofar as this probability is confirmed by an independent expert) in a loss or liability for the Target Group, taken as a whole, having a negative impact of more than fifteen million euro (EUR 15,000,000) (after taxes) on the Target’s consolidated net assets (whether before, on or after the Long Stop Date), excluding any Effect resulting from:

(A)	changes in IFRS, GAAP or any other applicable accounting standards or the official interpretation thereof;

(B)	changes in the financial or securities markets or general economic, regulatory or political conditions in Belgium, Spain, the United States or Japan;

(C)	changes of Applicable Law or the official interpretation thereof affecting the existing business operations of the Target Group or changes of conditions affecting the geographical markets in which the members of the Target Group operate;

(D)	acts of war, sabotage or terrorism, hurricanes, floods, wildfires, tornados, earthquakes or other natural disasters or acts of God involving Belgium, Spain, the United States or Japan;

(E)	the announcement of the Transaction or the Completion of the Bid, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, venture partners or employees (excluding Key Employees, other than any Key Employee who voluntarily terminates his/her employment relationship with any member of the Target Group) of the Target Group (otherwise than through a breach of this Agreement by any member of the Target Group);

(F)	any failure by any member of the Target Group to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, including any decline in the price of, or variation in the trading volume of, any securities issued by any member of the Target Group (otherwise than through a breach of this Agreement by any member of the Target Group);

(G)	any action taken (or omitted to be taken) at the written request of the Bidder;

(H)	any action omitted to be taken by the Target that requires the written consent of the Bidder pursuant to this Agreement to the extent that the Bidder fails to give its reasonable consent thereto after a written request therefor pursuant to the terms of this Agreement;

(I)	any action taken by any member of the Target Group that is required pursuant to this Agreement;

(J)	any change, event, occurrence or development relating to the products or product candidates of the Target Group (without prejudice to the requirement to satisfy the Condition in Clause 3.2(iii) (marketing authorization), unless waived by the Bidder); and

(K)	any breach of this Agreement by the Bidder;

provided, however, that the Bidder and the Target shall negotiate in good faith any modification to this definition of “Material Adverse Effect” as shall reasonably be requested by the FSMA.

“Price per ADS” has the meaning set out in Clause 2.2(ii);

“Price per Convertible Bond” has the meaning set out in Clause 2.2(iv);

“Prices per Security” means any of the following (i) Price per ADS, (ii) Price per Convertible Bond, (iii) Price per Share and (iv) Applicable Warrant Prices;

“Price per Share” has the meaning set out in Clause 2.2(i);

“Prospectus” means the tender offer memorandum (prospectus) that the Bidder is to prepare and issue in connection with the Bid pursuant to the Belgian Takeover Rules and subject to the terms and conditions set out herein;

“Response Memorandum” means the response memorandum (memorie van antwoord / mémoire en réponse) that the Board of Directors is to prepare and issue in connection with the Bid pursuant to the Belgian Takeover Rules and subject to the terms and conditions set out herein;

“Reverse Break Payment” has the meaning set out in Clause 9.3;

“Royal Decree on Public Takeover Bids” means the Belgian Royal Decree of 27 April 2007 on public takeover bids (Koninklijk Besluit op de openbare overnamebiedingen / Arrêté Royal relatif aux offres publiques d’acquisition);

“Schedule 14D-9 Response” has the meaning set out in Clause 5.1.2(iii);

“SEC” means the US Securities and Exchange Commission;

“Second Acceptance Period” has the meaning set out in Clause 4.5;

“Securities” has the meaning set out in Clause 2.1;

“Shares” has the meaning set out in Clause 2.1(i);

“Subscription Agreement” has the meaning set out in Clause 9.2.1;

“Superior Target Takeover Proposal” has the meaning set out in Clause 5.1.2(iv);

“Target Group” means the Target and its subsidiaries;

“Tax” means any form of tax or taxation, levy, duty, charge, social security charge, contribution or withholding of whatever nature (including any related fine, penalty, surcharge or interest) imposed by, or payable to, any government, state or municipality, or any local, state, federal or other fiscal, revenue, customs, or excise authority, body or official;

“Transaction” means the transaction contemplated by the Bid;

“Transaction Value” means the total consideration, in cash, offered by the Bidder for the Securities;

“US Anti-trust Clearance” means any applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired, lapsed or been terminated as appropriate in each case in respect of the Bid;

“US Offer” has the meaning set out in Clause 2.3;

“US Offer Documents” has the meaning set out in Clause 4.6;

“US Persons” shall mean holders of Shares, ADSs, Warrants or Convertible Bonds who are resident in the United States of America, including holders who are U.S. holders within the meaning of Rule 14d-1(d) of the Exchange Act;

“US Securities Laws” means the U.S. federal securities laws;

“VAT” means, within the E.U., such Tax as may be levied in accordance with (but subject to derogations from) Directive 2006/112/EC and, outside the E.U., value added tax or any form of consumption tax levied by a relevant tax authority, as well as all other forms of consumption taxes levied by the relevant tax authority on the purchase of a good or a service, including but not limited to sales tax and good and service tax; and

“Warrants” has the meaning set out in Clause 2.1(iii).

1.2	Interpretation

1.2.1	In the event of any difficulty of interpretation, the rules contained in articles 1156 to 1161 and 1163 to 1164 of the Belgian Civil Code shall apply, it being understood that the application of article 1162 of the Belgian Civil Code is expressly excluded.

1.2.2	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

1.2.3	The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

1.2.4	In this Agreement, except where the context otherwise requires:

(i)	a reference to a Preamble, Clause or Schedule (other than to a schedule to a statutory provision) shall be a reference to a preamble, clause or schedule (as the case may be) to this Agreement.

(ii)	references to writing shall include any modes of reproducing words in any legible form and shall include email except where otherwise expressly stated.

(iii)	a reference to “includes” or “including” shall mean “includes without limitation” or “including without limitation” respectively.

(iv)	references to times are to Brussels time.

(v)	any reference to a day (including within the phrase Business Day) shall mean a period of 24 hours running from midnight to midnight.

2	Scope and structure of the Bid

2.1	The Bidder agrees and undertakes that, subject to Clause 2.3, the Bid shall extend to 100% of the securities with voting rights or giving access to voting rights of the Target that are not yet owned by the Bidder or its Affiliates (the “Securities”):

(i)	all 262,635,412 currently outstanding ordinary shares of the Target (listed on Euronext Brussels under ISIN-code BE0003864817), which amount shall be deemed to include such additional ordinary shares of the Target as may be issued from time to time as a result of the exercise of Warrants or conversion of Convertible Bonds, but to exclude any ordinary shares of the Target as are represented by ADSs (the “Shares”);

(ii)	all 1,096,259 outstanding American Depositary Shares as of December 31, 2017, with each ADS representing 20 Shares (listed on the Nasdaq Global Select Market under ISIN-code US88675R1095), which amount shall be deemed to include such additional American Depositary Shares as may be issued from time to time as a result of deposits of underlying Shares, but to exclude such American Depositary Shares as may be exchanged from time to time for underlying Shares (“ADSs”);

(iii)	all 14,534,956 outstanding warrants to acquire ordinary shares of the Target which amount shall be deemed to exclude any such warrants as may be exercised or lapse from time to time (the “Warrants”); and

(iv)	all 180 outstanding 9% senior unsecured convertible bonds due 6 March 2018 (ISIN-code BE6276591128) which amount shall be deemed to exclude any such convertible bonds as may be converted or redeemed from time to time (the “Convertible Bonds”).

2.2	The Bidder shall offer a price in cash in both the Belgian Offer and US Offer, as applicable, for the Securities as follows:

(i)	EUR 1.78 for each Share (the “Price per Share”);

(ii)	an amount in Euro (EUR) (payable in United States Dollars (USD)) or United States Dollars (USD) equivalent to the Price per Share (as decided by the Bidder in its sole discretion), adjusted for the ratio of the number of Shares underlying each ADS of 20:1 (the “Price per ADS”);

(iii)	depending on the strike price and maturity of the Warrant, and subject to any comments that the FSMA may have on the assumptions used by the Bidder for its Black-Scholes valuation methodology, the offer price for each category of outstanding Warrants is as set out in Schedule 2 (the “Applicable Warrant Prices”); and

(iv)	EUR 198,152 for each Convertible Bond (the “Price per Convertible Bond”).

2.3	Subject to the terms and conditions of this Agreement, the Bidder shall launch the Bid simultaneously by way of (i) an offer in Belgium (pursuant to Chapter II of the Royal Decree on Public Takeover Bids) for all Securities (except ADSs) not yet owned by the Bidder or its Affiliates (the “Belgian Offer”) and, (ii) an offer in the U.S. relating to (A) all ADSs and (B) subject to exemptions that may be available in the U.S., all other Securities held by US Persons, unless otherwise required by US Securities Laws or other Applicable Law (the “US Offer”); provided, however, that any Securities held by US Persons excluded from the US Offer pursuant to exemptions available in the U.S. shall be included in the Belgian Offer.

2.4	The terms and conditions of the Bid set forth in this Agreement shall apply, in all material respects, to the Belgian Offer and the US Offer; it being understood, however, that the requirements of US Securities Laws and the Belgian Takeover Rules may require adjustments to the terms and timelines of the Belgian Offer and/or the US Offer and other terms and conditions not specifically addressed in this Agreement. Without limitation to, and subject to, the foregoing, the Parties acknowledge and agree that they will cooperate, acting reasonably, to agree with the SEC and the FSMA on timelines in these respects, to permit the Belgian Offer and the US Offer to run simultaneously (to the extent permitted by Applicable Law).

3	Conditions of the Bid

3.1	The Bidder agrees and undertakes that the commencement of the Bid shall not be subject to any conditions precedent other than receipt of the approval of the Prospectus and the Response Memorandum by the FSMA.

3.2	The Bidder agrees and undertakes that Completion of the Bid shall not be subject to any conditions, other than the following (the “Conditions”):

(i)	there shall have been validly tendered in accordance with the Bid, and not withdrawn, into the US Offer and the Belgian Offer, in aggregate, a number of Securities that, together with all Securities owned by the Bidder and its Affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by all of the outstanding Securities on a fully diluted basis as of the end of the First Acceptance Period;

(ii)	the absence of a Material Adverse Effect occurring at any time after the Initial Announcement;

(iii)	the Target’s product Cx601 shall have received marketing authorisation in the E.U. from the European Medicines Agency (EMA); and

(iv)	receipt of US Anti-trust Clearance.

4	Undertakings in relation to timing

4.1	Immediately following the signing of this Agreement, the Bidder shall announce via press release its intention to launch the Belgian Offer in accordance with article 8 of the Royal Decree on Public Takeover Bids, and the US Offer, in the form as set out in Schedule 3 (the “Initial Announcement”). The Target shall simultaneously publish a press release to acknowledge the Bidder’s announcement in the form as set out in Schedule 4.

4.2	As soon as reasonably possible, and no later than 16 February 2018, the Bidder will formally notify the Belgian Offer (including the draft Prospectus) to the FSMA in accordance with article 5 of the Royal Decree on Public Takeover Bids (the “Formal Notification”). The Bidder shall provide the Target and its counsel with a reasonable opportunity to review the draft Prospectus before such document is filed with the FSMA. The Bidder shall address any comments from the FSMA on the draft Prospectus, and respond to any requests in connection with the FSMA’s review thereof, as promptly as practicable in order to commence the Bid as soon as possible following Formal Notification.

4.3	The Bidder shall make any other required filings under the US Securities Laws in a timely manner, including, but not limited to, any required Schedule TO pre-commencement, commencement or post-commencement communications in connection with the Bid.

4.4	The Bidder shall commence the Bid following the FSMA having approved the Prospectus and the Response Memorandum in accordance with article 30, second paragraph of the Royal Decree on Public Takeover Bids (the date of such commencement, the “Commencement Date”).

4.5	Without prejudice to its obligations under article 35 of the Royal Decree on Public Takeover Bids, and unless the Bidder decides to withdraw its Bid upon announcement of the results of the first acceptance period (the “First Acceptance Period”) (due to non-satisfaction of any of the Conditions), the Bidder undertakes to voluntary reopen its Bid for a period of 10 Business Days (the “Second Acceptance Period”) on the tenth Business Day after publication of the results of the First Acceptance Period, to allow the holders of Warrants to exercise their Warrants during the Exceptional Exercise Period and tender the Shares received as a result of such exercise in the Bid as set out in Clause 7.1.

4.6	On the Commencement Date, the Bidder shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the US Offer and (i) file with the SEC a tender offer statement on Schedule TO with respect to the US Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall include the summary term sheet required thereby and, as exhibits, the offer to purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments or supplements thereto, the “US Offer Documents”) and (ii) cause the US Offer Documents to be disseminated to holders of ADSs and the US Persons that hold Securities to the extent required by applicable US Securities Laws. The Bidder agrees to promptly correct any information provided by it for use in the Schedule TO or Schedule 14D-9 Response if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. In the event of any correction to the Schedule TO, the Bidder shall use its reasonable best efforts to cause the Schedule TO as so corrected to be filed with the SEC and the US Offer Documents as so corrected to be disseminated to holders of ADSs and the US Persons that hold Securities, in each case to the extent required by US Securities Laws. The Target and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the US Offer Documents each time before any such document is filed with the SEC, and the Bidder shall give reasonable and good faith consideration to any comments made by the Target and its counsel. The Bidder shall provide the Target and its counsel with (i) any material comments or other communications, whether written or oral, that the Bidder or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or US Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of the Bidder to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given).

4.7	The Bidder undertakes that the First Acceptance Period shall close no earlier than 20 Business Days after the Commencement Date. The Bidder undertakes to open and close the First Acceptance Period, Second Acceptance Period and any other acceptance periods of the Belgian Offer and the US Offer simultaneously (to the extent permitted by Applicable Law).

4.8	Following the Extended Completion Date, the Bidder shall launch a squeeze-out in accordance with article 42 of the Royal Decree on Public Takeover Bids at the applicable Prices per Security of the Belgian Offer and US Offer, if the conditions for such a squeeze-out are met, with a view to acquiring the Securities that were not acquired by the Bidder during the course of the First Acceptance Period or Second Acceptance Period.

4.9	In connection to the Bidder’s Affiliate (Takeda Pharmaceuticals International AG) and the Target’s Affiliate’s (TiGenix S.A.U) licence agreement dated 4 July 2016, the Bidder undertakes to provide (whether itself or through one of its Affiliates) a duly completed orphan drug appeal dossier to the Target by 30 January 2018. Subject to the receipt of such dossier, the Target undertakes to file the orphan drug appeal based on such dossier by 2 February 2018 (close of business CET).

5	Undertakings during the Interim Period

5.1	Obligations during the Interim Period

5.1.1	Upon the terms and subject to the conditions of this Agreement, the Bidder agrees and undertakes that it will, during the Interim Period:

(i)	subject to Clause 5.1.2(i), use its reasonable best efforts to secure the approval of the Prospectus by the FSMA, the US Anti-trust Clearance and any other required regulatory or other approvals from any Governmental Entity as promptly as possible, provided, however, that nothing in this Agreement obligates the Bidder (i) to agree or implement an agreement to divest, hold separate, license, or otherwise dispose of any assets, businesses, entities, or operations; or (ii) to agree to or accept any restrictions upon the ability of the Bidder, its subsidiaries or Affiliates to own, operate, or conduct any assets, businesses, entities, or operations of the Bidder, the Target, or their respective subsidiaries or Affiliates;

(ii)	in furtherance, and not in limitation of the foregoing, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Bid as promptly as practicable following the date of this Agreement, and respond as promptly as practicable to any requests for additional information and documentary material from a Governmental Entity in connection with such filing; and

(iii)	agree on a common communications strategy regarding the Bid in close cooperation with the Target, and not issue any press releases or any other form of public statement in relation to the Bid, or having directly or indirectly a negative impact on the Bid, without the prior written approval of the Target which shall not be unreasonably withheld, conditioned or delayed, and subject always to applicable disclosure obligations under Applicable Law or stock exchange regulations.

5.1.2	Upon the terms and subject to the conditions of this Agreement, the Target agrees and undertakes that it will, during the Interim Period:

(i)	make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Bid as promptly as practicable following the date of this Agreement, and respond as promptly as practicable to any requests for additional information and documentary material from a Governmental Entity in connection with such filing;

(ii)	except to the extent that to do so is prohibited by Applicable Law, timely provide to the Bidder such information and assistance as may reasonably be required to prepare (a) the Prospectus, (b) the US Offer Documents and (c) the regulatory filings in connection with the US Anti-trust Clearance and any other required regulatory or other approvals as promptly as possible;

(iii)	support the Bid, subject to compliance with the requirements of the HSR Act and without prejudice to the fiduciary duties of the Board of Directors as provided for by Applicable Law and the corporate interest (vennootschapsbelang / intérêt social) of the Target, including, without limitation, procuring that the Board of Directors will:

•	not take any action which it knows or reasonably should know could materially prejudice, prevent or delay the successful outcome of the Bid;

•	subject to review of the Prospectus (provided that the price per security and the conditions as set forth therein are consistent with the Prices per Security and the Conditions), render a positive advice in the Response Memorandum with respect to the Bid and with respect to the other matters that are to be addressed in the Response Memorandum. Once the draft Response Memorandum has been filed with the FSMA, the Target shall provide the Bidder and its counsel with a reasonable opportunity to review the Response Memorandum before the final draft is filed with the FSMA for approval;

•	subject to review of the US Offer Documents, which shall be completed prior to the Commencement Date, file with the SEC contemporaneously with the commencement of the Bid, or as promptly as practicable thereafter, and disseminate to holders of ADSs and US Persons that hold Securities to the extent required by applicable US Securities Laws, a solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9 Response”), that shall reflect the recommendation of the Board of Directors and shall otherwise comply with all US Securities Laws applicable to the Target with respect to the Bid; and

•	provide the Bidder with all reasonable assistance to implement the Bid and any related procedures (e.g., re-opening of the Bid, squeeze-out and delisting), including, but not limited to, in dealings with the FSMA, the SEC, Euronext Brussels, Nasdaq and any other relevant authorities;

(iv)	subject to Clause 5.1.3, procure that the Board of Directors and the boards of directors of its Affiliates shall not solicit or assist any third party to analyse, organise or otherwise initiate a potential public takeover bid, merger, or any other transaction by such third party that would relate to a transfer of all or a significant part of the securities or assets of any member of the Target Group, except that the Target and any member of the Target Group shall not be restricted from (A) engaging in contacts and discussions for the sole purpose of providing access to the Ethos virtual data room as provided to the Bidder (with the exception of the Q&A) following a bona fide written unsolicited proposal for a competing bid under articles 37 to 41 of the Royal Decree on Public Takeover Bids from a third party (a “Target Takeover Proposal”) (i) which the Board of Directors reasonably believes (taking financial, regulatory and timing aspects into account and based on advice from reputable independent financial advisors as well as advice from professional legal counsel regarding compliance of such competing bid with the Belgian Takeover Rules) to be a serious potential bidder that is capable (from a financial perspective) of launching such competing bid and (ii) which the Board of Directors determines in good faith to be more favourable to the holders of Securities than the Bid contemplated by this Agreement (a “Superior Target Takeover Proposal”), provided that in such case the Target will not provide any assistance to the third party (whether through Q&A process or otherwise) other than providing access to the Ethos virtual data room or (B) transferring any goods or providing services in or by the Target or any other member of the Target Group in the ordinary course of business and consistent with past practice (which shall, for the avoidance of doubt, not extend to the licensing, assigning or transferring of any intellectual property rights of any member of the Target Group), to the extent not prohibited herein. This Clause 5.1.2(iv) replaces Clause 4.1 of the Addendum to the Confidentiality Agreement and from and including the date of this Agreement, Clause 4.1 of the Addendum to the Confidentiality Agreement shall no longer apply as between the Parties (who shall each also procure that such Clause 4.1 of the Addendum to the Confidentiality Agreement is no longer applied by their respective applicable Affiliate from and including the date of this Agreement);

(v)	procure that the members of the Board of Directors will enter into an irrevocable undertaking providing, among other matters, that the members of the Board of Directors will, subject to the terms and conditions of such irrevocable undertaking, tender their Securities to the Bidder under the Bid and not acquire any further Securities in the Target;

(vi)	not acquire any Securities in the Target;

(vii)	procure that the Board of Directors will not increase the share capital of the Target by application of article 6 (Authorised share capital) of the Articles of Association of the Target, it being understood for the avoidance of doubt that this will not prevent any increase in the share capital of the Target resulting from the exercise of the outstanding Warrants and/or the conversion of the Convertible Bonds;

(viii)	agree on a common communications strategy regarding the Bid in close cooperation with the Bidder, and not issue any press releases or any other form of public statement in relation to the Bid, or having directly or indirectly a negative impact on the Bid, without the prior written approval of the Bidder which shall not be unreasonably withheld, conditioned or delayed, and subject always to applicable disclosure obligations under Applicable Law or stock exchange regulations;

(ix)	following the release of the Initial Announcement, use reasonable best efforts to assist the Bidder in identifying and contacting the holders of the Securities (including the beneficial holders of the Securities), subject to compliance with US Securities Laws;

(x)	following the release of the Initial Announcement, use reasonable best efforts to assist the Bidder in (i) approaching any third party that is a party to any material agreement or arrangement with any member of the Target Group which is, or is likely to be, affected materially by the Transaction, and (ii) obtaining, to the extent possible, any waiver, consent or other confirmation from such third party that may be deemed reasonably necessary or appropriate by the Parties for the purpose of the Transaction. For the avoidance of doubt, no such waiver, consent or other confirmation shall be a Condition. If the Target or any other member of the Target Group is contacted by such third party regarding the Bid or the Transaction, the Target shall consult and collaborate in good faith with the Bidder in dealing with such third party; and

(xi)	not disclose (whether directly or indirectly) any material information with respect to the Target or any members of the Target Group to any person (other than the Target’s own advisors, it being understood that such advisors shall not have the right to disclose any such information to any third party in the context of a potential Target Takeover Proposal), unless it discloses the same information simultaneously to the Bidder, subject to compliance with Applicable Law.

5.1.3	The undertakings of the Target set out in Clause 5.1.2 are subject to compliance with any fiduciary duties that the Board of Directors and the boards of directors of the applicable Affiliates of the Target may have. In the event of a Superior Target Takeover Proposal, the Board of Directors expressly reserves the right to (x) no longer recommend and support the Bid, and (y) express a preference for the Superior Target Takeover Proposal, or otherwise recommend it to the holders of the Securities, in accordance with its fiduciary duties (a “Change of Recommendation”).

5.1.4	The Parties confirm that they are not, and do not intend to be, acting in concert (in onderling overleg handelend/agissant de concert) within the meaning of article 3 §1, 5° of the Law on Public Takeover Bids prior to the Completion Date and the Parties agree that any provisions of this Agreement should be interpreted accordingly.

5.1.5	The Bidder acknowledges and agrees that any information and/or assistance provided by the Target or any member of the Target Group to assist the Bidder in (x) satisfying the Conditions, (y) preparing the Prospectus or (z) preparing the US Offer Documents (or any other filings required by US Securities Laws), in each case, in connection with the Bid, shall be provided on the basis that neither the Target nor any members of the Target Group nor any of their respective officers, directors or employees shall incur any liability in respect of any loss or damage that the Bidder may suffer as a result of the provision of any such information and/or assistance, other than in case of gross negligence or willful misconduct.

5.2	Conduct of business operations in the ordinary course of business

Upon the terms and subject to the conditions of this Agreement, the Target agrees and undertakes that it will, during the Interim Period, conduct its business operations as a going concern in the ordinary course of business, subject to the limitations set out in Clause 5.3 and that, in particular but without limitation, the Target shall, except with the prior written consent of the Bidder, which consent shall not be unreasonably withheld, conditioned or delayed:

(i)	duly perform the material agreements the Target Group is party to with respect to its business operations;

(ii)	use reasonable best efforts to maintain all material licenses, permits, authorisations and approvals required for the business operations of the Target Group;

(iii)	use reasonable best efforts to maintain all material insurance policies that were entered into in relation to the business operations of the Target Group;

(iv)	use reasonable best efforts to renew all material insurance policies required to continue the business operations of the Target Group;

(v)	maintain the corporate structure (e.g., not incorporate subsidiaries or open branch offices) and domicile, board and (executive) management structure, operational structure, working capital and/or equity capital structure of the Target Group existing at the date of signing of this Agreement, subject to (A) such changes as required by Applicable Law, (B) such changes in the equity capital structure of the Target that would result from the exercise of the Warrants and/or the conversion of the Convertible Bonds and (C) such changes in working capital arising in the ordinary course of business or as a result of the taking of any action not prohibited by this Agreement;

(vi)	retain the Key Employees on their existing terms and conditions or as provided for under the terms of this Agreement (without prejudice to the right of each Key Employee to voluntarily terminate his/her employment relationship with any member of the Target Group, for which the Target shall not be held to be in breach of this Clause 5.2(vi)); and

(vii)	maintain, to the extent reasonably practicable, the relations and goodwill of the Target’s key customers, suppliers, credit providers and any other persons or companies with which the Target Group has material commercial relations at the date of signing of this Agreement.

5.3	Limitations during the Interim Period

Upon the terms and subject to the conditions of this Agreement, and always subject to the fiduciary duties of the Board of Directors as provided for by Applicable Law and the corporate interest (vennootschapsbelang / intérêt sociale) of the Target, the Target agrees and undertakes that it will not, during the Interim Period, except (i) with the prior written consent of the Bidder, which consent shall not be unreasonably withheld, conditioned or delayed and (ii) for any such actions contemplated by this Agreement:

Agreements

(i)	enter into any agreements that impose any material restriction or limitation on the business operations of the Target Group as a whole or materially limit the use, ownership, or exploitation of any material technology or intellectual property rights of the Target Group as a whole, including, but not limited to, non-competition, exclusivity, licensing or similar restrictions or limitations;

(ii)	enter into, materially amend or terminate any agreements with directors or Key Employees or otherwise materially change the terms and conditions of their contractual relationship with the Target Group;

(iii)	enter into employment agreements with new employees of the Target Group except that this Clause 5.3(iii) shall not restrict the Target Group from entering into such new agreements with up to the equivalent of 7 additional FTEs in the manufacturing and quality divisions to support the growth of the Target Group and which are entered into in the ordinary course of business by the Target Group on terms and conditions consistent with past practice and not exceeding a total annual cost for the Target Group (including any taxes and/or employer and employee social security contributions) of EUR 600,000;

(iv)	increase the salary or bonus of any employees of the Target Group, except that this Clause 5.3(iv) shall not restrict the carrying out of the annual remuneration review and normal promotion processes for, and the making of any related performance and other remuneration payments (up to 100% of any person’s target bonus or involving any such salary increase not to exceed 3%) to any employees of any member of the Target Group in the ordinary course of business;

Indebtedness

(v)	undertake any issuance of new debt securities, including, but not limited to, the issuance of convertible instruments and derivatives;

Tax acceleration

(vi)	take any action (other than in the ordinary course of business or as required by Applicable Law) that would have the effect for income tax purposes of accelerating taxable income from a date following the Completion Date to a date preceding the Completion Date;

Settlements

(vii)	settle any claims in such a manner as would have a Material Adverse Effect;

Dividends

(viii)	declare any new dividends pursuant to articles 617 and 618 of the Belgian Company Code;

Articles of Association

(ix)	amend the Articles of Association of the Target, other than as the result of an exercise of Warrants or conversion of Convertible Bonds;

Equity

(x)	issue any new securities or any other rights giving right to acquire any new securities, or undertake to do so or, subject to Clauses 5.1.2(iv) and 5.1.3, enter into any discussions in order to do so (except discussions with the Target’s own financial and legal advisors), other than the issuance of new shares resulting from the exercise of any Warrants and/or the conversion of any Convertible Bonds.

6	Undertakings of the Parties following Completion of the Bid

The Target shall be subject to the undertakings and limitations in this Clause 6 solely in the event that the Bidder shall have acquired, as a result of the Bid, in aggregate, a number of Securities that, together with all Securities owned by the Bidder and its Affiliates, represents or gives access to 50% or more of the voting rights represented or given access to by all of the outstanding Securities on a fully diluted basis as of the end of the First Acceptance Period.

6.1	Obligations following Completion of the Bid

The Target agrees and undertakes that it will, following Completion of the Bid, support the Bidder, without prejudice to the fiduciary duties of the Board of Directors as provided for by Applicable Law and the corporate interest (vennootschapsbelang / intérêt social) of the Target, including, without limitation, procuring that the Board of Directors will provide the Bidder with all reasonable assistance to further implement the Bid and any related procedures (e.g., re-opening of the Bid, squeeze-out and delisting), including, but not limited to, in dealings with the FSMA, the SEC, Euronext Brussels, Nasdaq and any other relevant authorities.

6.2	Conduct of business operations in the ordinary course of business

The Target agrees and undertakes that it will, following Completion of the Bid, conduct its business operations as a going concern in the ordinary course of business, subject to the limitations set out in Clause 6.3 and that, in particular but without limitation, the Target shall:

(i)	duly perform the material agreements the Target Group is party to with respect to its business operations;

(ii)	maintain, as far as reasonably possible, all material licenses, permits, authorisations and approvals required for the business operations of the Target Group;

(iii)	maintain, as far as reasonably possible, all material insurance policies that were entered into in relation to the business operations of the Target Group;

(iv)	renew, as far as reasonably possible, all material insurance policies required to continue the business operations of the Target Group;

(v)	maintain the corporate structure and domicile, board structure, operational structure, working capital and/or equity capital structure of the Target Group existing at the date of signing of this Agreement, subject to (A) such changes as required by Applicable Law, (B) such changes in the equity capital structure of the Target that would result from the exercise of the Warrants and/or the conversion of the Convertible Bonds and (C) such changes in working capital arising in the ordinary course of business or as a result of the taking of any action not prohibited by this Agreement;

(vi)	retain the Key Employees on their existing terms and conditions or as provided for under the terms of this Agreement (without prejudice to the right of each Key Employee to voluntarily terminate his/her employment relationship with any member of the Target Group, for which the Target shall not be held to be in breach of this Clause 6.2(vi)); and

(vii)	maintain, to the extent reasonably practicable, the relations and goodwill of the Target’s key customers, suppliers, credit providers and any other persons or companies with which the Target Group has material commercial relations at the date of signing of this Agreement.

6.3	Limitations following Completion of the Bid

Subject to the fiduciary duties of the Board of Directors as provided for by Applicable Law and the corporate interest (vennootschapsbelang / intérêt sociale) of the Target, the Target agrees and undertakes that it will not, following Completion of the Bid, except for any such actions contemplated by this Agreement:

Agreements

(i)	enter into any agreements that impose any material restriction or limitation on the business operations of the Target Group or materially limit the use, ownership, or exploitation of any material technology or intellectual property rights of the Target Group, including, but not limited to, non-competition, exclusivity, licensing, non-disclosure, confidentiality or similar restrictions or limitations;

(ii)	enter into, materially amend or terminate any agreements with directors or Key Employees or otherwise materially change the terms and conditions of their contractual relationship with the Target Group;

Indebtedness

(iii)	undertake any issuance of new debt securities, including, but not limited to, the issuance of convertible instruments and derivatives;

Tax acceleration

(iv)	take any action (other than in the ordinary course of business or as required by Applicable Law) that would have the effect for income tax purposes of accelerating taxable income;

Settlements

(v)	settle any claims in such a manner as would have a Material Adverse Effect;

Dividends

(vi)	declare any new dividends pursuant to articles 617 and 618 of the Belgian Company Code;

Articles of Association

(vii)	amend the Articles of Association of the Target, other than as the result of an exercise of Warrants or conversion of Convertible Bonds;

Equity

(viii)	issue any new securities or any other rights giving right to acquire any new securities, or undertake to do so or, enter into any discussions in order to do so, other than the issuance of new shares resulting from the exercise of any Warrants and/or the conversion of any Convertible Bonds.

6.4	Directors

The Target agrees and undertakes that it will, following Completion of the Bid, use reasonable best efforts to procure that:

(i)	the directors and the members of the executive management will remain in function at least until the shareholders’ meeting referred to in Clause 6.4(iii) below;

(ii)	the Board of Directors will in case of any vacancy, appoint a director upon the proposal of the Bidder, subject to Applicable Law; and

(iii)	the Board of Directors will convene a general shareholders’ meeting of the Target as soon as possible to deliberate and decide on the appointment of one or more additional directors upon the proposal of the Bidder, subject to Applicable Law.

6.5	Directors’ and officers’ insurance

6.5.1	If and to the extent such obligations are permitted by Applicable Law, for six (6) years after the Completion Date, the Bidder shall procure that the members of the Target Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their current respective directors and officers and to advance reasonable expenses, in each case with respect to matters existing or occurring at or prior to the Completion Date.

6.5.2	With effect from the Completion Date, the Bidder shall procure that the directors and officers of the Target Group as of the Completion Date will benefit from cover under the directors’ and officers’ liability insurance existing within the Bidder at the Completion Date, which shall provide cover, in terms of amount and scope, at least as comprehensive as that provided under the Target Group’s directors and officers insurance as at 4 December 2017 (as tacitly renewed on the same terms and conditions). In addition, the Bidder agrees that, and shall procure that, the Target will extend the directors’ and offers’ liability insurance existing within the Target Group at the Completion Date for a period of six (6) years following the Completion Date. Such insurance cover contemplated by the preceding sentence shall be with one or more reputable insurer(s).

7	Treatment of Warrants, Convertible Bonds and management incentives

7.1	Treatment of Warrants

7.1.1	The Bidder acknowledges that on 11 October 2017 the Target approved the accelerated vesting of the outstanding unvested Warrants held by all holders of Warrants other than the independent directors in accordance with article 4.2 of the applicable plans for such Warrants (the “Warrant Plans”). Such accelerated vesting is conditional on the start of the First Acceptance Period of the Bid and will allow more holders of Warrants to tender their Warrants (or the Shares received as a result of the exercise thereof) into the Bid. According to the terms and conditions of the Warrant Plans, the transfer restrictions applicable to the Warrants do not apply to tenders of Warrants (or the Shares received as a result of the exercise thereof) into the Bid.

7.1.2	The Bidder furthermore acknowledges that on 11 October 2017 the Target approved the creation of an exceptional exercise period (the “Exceptional Exercise Period”) of one (1) month in accordance with article 6.3 of the Warrant Plans for all vested and unvested Warrants held by any holder of a Warrant (including any independent director). The Exceptional Exercise Period shall commence from, and be subject to the occurrence of, the Completion Date provided that the Bidder shall have acquired control of the Target upon Completion of the Bid. To allow the holders of Warrants who decide to exercise their Warrants during this Exceptional Exercise Period sufficient time to tender their Shares (obtained as a result of the exercise of such Warrants) in the Bid, the Bidder undertakes to voluntarily reopen its Bid on the same terms and conditions, as during the First Acceptance Period, for a period of 10 Business Days. The Bidder shall allow the holders of Warrants to tender their Shares (obtained as a result of the exercise of such Warrants) in the Bid pending the effective issue of these Shares.

7.2	Treatment of Convertible Bonds

If any holders of the Convertible Bonds do not tender their Convertible Bonds into the Bid, but instead exercise their put option upon the occurrence of a change of control as set out in condition 7.5 of the terms and conditions of the Convertible Bonds, the Bidder agrees and undertakes to provide a secured loan (such loan to be made only once reasonable security documentation has been agreed between the Parties) to the Target on at arm’s length terms and conditions (or otherwise than as a loan, at the sole discretion of the Bidder), so that the Target can meet such payment obligations, in full and on a timely basis, as provided for in the terms and conditions of the Convertible Bonds. The Target shall use such funds exclusively for the payment obligations deriving from the exercise of the relevant put options as provided for in the terms and conditions of the Convertible Bonds.

7.3	Incentive Scheme

7.3.1	The Bidder acknowledges that, upon closing of the First Acceptance Period with confirmation by the Bidder that it accepts the Securities tendered in the First Acceptance Period, the Target intends to award a one-off payment of an incentive bonus with a total cost for the Target (including any taxes and/or employer and employee social security contributions) of 1% of the Transaction Value (the “Incentive Bonus”) to up to six key employees of the Target listed on, and in accordance with the terms set out in, Schedule 5 (the “Incentive Scheme”) to recognize the significant contribution of such key employees to the Target’s success.

7.3.2	The Board of Directors intends to hold a board meeting that will ultimately confirm the beneficiaries among the abovementioned key employees of, and approve the amount payable to each such beneficiaries out of the applicable cap on, the Incentive Scheme, immediately after the closing of the First Acceptance Period, once the Bidder has announced whether it will accept the Securities tendered in the First Acceptance Period and prior to the Completion Date. The Target will immediately inform the Bidder of the decisions taken in respect of the Incentive Scheme. The actual payment of the Incentive Bonus by the Target will occur as soon as possible thereafter, and in any event prior to the Completion Date.

7.3.3	The Bidder acknowledges the intention of the Board of Directors to award such Incentive Bonus to the abovementioned key employees and confirms that the intended Incentive Bonus has no impact on the launch of the Bid or Completion of the Bid and is not perceived by the Bidder as a defensive measure nor a material change in the composition of the assets and liabilities of the Target.

8	Term and termination

8.1	Term

The Agreement will commence on the date of signing of this Agreement and will continue to be in effect until the earlier of 31 December 2018 and termination in accordance with its terms.

8.2	Termination

Unless otherwise agreed by the Parties, this Agreement may be terminated with immediate effect by giving notice in writing to the other Party:

(i)	by the Bidder, if:

(a)	the Target shall have failed to comply with its undertakings under Clauses 5.1.2(vii), 5.3(ix) or 5.3(x);

(b)	the Target shall have failed to comply with its undertakings under sections (i) to (iv) of Clause 5.1.2, which failure to comply (A) would prevent the Completion of the Bid and (B)(i) is incapable of being cured so as to enable Completion of the Bid to occur prior to the Long Stop Date or, (ii) if curable, is not cured by the Target within ten (10) Business Days of any of the six key managers listed in Schedule 5 or the General Counsel of the Target having obtained actual knowledge (having made all reasonable enquiries and given appropriate instructions to the employees of the Target and other members of the Target Group promptly following the signing of this Agreement) of the failure, provided that the Target has promptly notified the Bidder in writing of the failure (absent such prompt notification, the Target shall not have the benefit of the cure period);

(c)	the Target shall have failed to comply with its undertakings under Clauses 5.2 or 5.3 (other than Clause 5.3(ix) and Clause 5.3(x)), which failure to comply (A) would have a Material Adverse Effect on the Target Group as a whole and (B)(i) is incapable of being cured or, (ii) if curable, is not cured by the Target within ten (10) Business Days of any of the six key managers listed in Schedule 5 or the General Counsel of the Target having obtained actual knowledge (having made all reasonable enquiries and given appropriate instructions to the employees of the Target and other members of the Target Group promptly following the signing of this Agreement) of the failure, provided that the Target has promptly notified the Bidder in writing of the failure (absent such prompt notification, the Target shall not have the benefit of the cure period;

(d)	a Change of Recommendation shall have occurred; or

(e)	following the closing of the First Acceptance Period, if at the closing of the First Acceptance Period:

(A)	(i) the Condition in Clause 3.2(i) (acceptance threshold) is not satisfied and has not been waived by the Bidder or (ii) the Condition in Clause 3.2(iv) (US Anti-trust Clearance) is not satisfied or (iii) the Condition in Clause 3.2(iii) (marketing authorization) is not satisfied and has not been waived by the Bidder; or

(B)	the Condition in Clause 3.2(ii) (Material Adverse Effect) is not satisfied and has not been waived by the Bidder;

(ii)	by the Target, if:

(a)	Completion of the Bid fails to occur prior to the Long Stop Date;

(b)	the Bidder shall have breached or failed to comply with its obligations under Clauses 4.1, 4.2 (last sentence only), 4.3, 4.4, 4.5, 4.6, 5.1.1(i) or 5.1.1(ii) of this Agreement, which breach or failure to perform would prevent the Completion of the Bid by the Long Stop Date;

(c)	the Formal Notification shall have failed to occur by 16 February 2018, other than for delays directly attributable to the FSMA, the SEC or any other Governmental Entity involved;

(d)	the Bidder shall have reduced the Price per Security set forth in Clause 2.2 or the Bidder shall have withdrawn the Bid prior to the start of the First Acceptance Period; or

(e)	a Change of Recommendation shall have occurred.

8.3	Effect of termination

(i)	Termination of this Agreement shall be without prejudice to the rights of any of the Parties which have arisen at or prior to termination. If the Agreement is terminated pursuant to Clause 8.2:

(a)	the Break Payment will be payable by the Target if an event described in Clause 8.2(i)(a), (b), (c) or (d) entitling the Bidder to terminate the Agreement, or in Clause 8.2(ii)(e), entitling the Target to terminate the Agreement, has occurred prior to, or occurs simultaneously with, termination of this Agreement;

(b)	the Bidder will be subject to the Equity Investment (or the Equity Investment Substitute, as applicable) if an event described in Clause 8.2(i)(e)(A), entitling the Bidder to terminate the Agreement, or in Clause 8.2(ii)(c), entitling the Target to terminate the Agreement, has occurred prior to, or occurs simultaneously with, termination of this Agreement;

(c)	the Reverse Break Payment will be payable by the Bidder if an event described in Clause 8.2(ii)(b) or (d), entitling the Target to terminate the Agreement, has occurred prior to, or occurs simultaneously with, termination of this Agreement; and

(d)	subject to Applicable Law, the Bidder shall withdraw the Bid as soon as possible if the Target terminates the Agreement pursuant to Clause 8.2(ii)(a); provided, however, that if such withdrawal is prohibited by Applicable Law, the Bidder shall withdraw the Bid promptly after such withdrawal is no longer prohibited by Applicable Law.

(ii)	In addition, Clause 7 of the Confidentiality Agreement and Clause 3.1 (Standstill) of the Addendum to the Confidentiality Agreement shall no longer apply as between the Parties (who shall each also procure that such Clauses are no longer applied by their respective applicable Affiliate from and including the date of the Change of Recommendation).

8.4	Survival

Clauses 8 to 16 (inclusive) shall survive termination of this Agreement. Clause 6 shall survive termination of this Agreement if the Bid is nonetheless completed by the Bidder.

9	Break Payment, Equity Investment and Reverse Break Payment

9.1	Break Payment

If this Agreement is terminated by the Bidder pursuant to Clause 8.2(i)(a), (b), (c) or (d), or by the Target pursuant to Clause 8.2(ii)(e), the Target shall pay to the Bidder a break payment by way of compensation for any loss or damage (including, but not limited to, incurring costs and expenses, lost opportunity costs, business dislocation, reputational harm or adverse market reaction) that may be suffered by the Bidder (the “Break Payment”) equal to:

(a)	two million seven hundred thousand euro (EUR 2,700,000) if this Agreement is terminated by the Bidder pursuant to Clause 8.2(i)(a), (b) or (c); or

(b)	five million four hundred thousand euro (EUR 5,400,000) if this Agreement is terminated by the Bidder pursuant to Clause 8.2(i)(d) or by the Target pursuant to Clause 8.2(ii)(e).

9.2	Equity Investment

9.2.1	If this Agreement is terminated by the Bidder pursuant to Clause 8.2(i)(e)(A) or by the Target pursuant to Clause 8.2(ii)(c), the Target shall have the right to require the Bidder to subscribe, and the Bidder commits to subscribe for, directly and/or indirectly through any Affiliate, ordinary shares (which may be issued to the Bidder and/or any Bidder’s Affiliates in the form of ADSs) of the Target, upon the terms of a subscription agreement to be negotiated in good faith, taking into account market practice in connection with private placements and public offerings (also with reference to representations and warranties of the Target concerning the valid incorporation and existence of the Target and the valid issuance and transfer of title to the shares) and to be agreed upon between the Target and the Bidder and/or any Bidder’s Affiliates (the “Subscription Agreement”). If the Target elects to enforce the abovementioned subscription commitment, the ordinary shares (which may be represented by ADSs) shall be issued by the Target within six (6) months from the date of termination of this Agreement, on a private placement basis (in which case the price per ordinary share or ADS subscribed, as applicable, will be based on the average closing share prices of the Target on Euronext Brussels during the period of 30 (thirty) calendar days immediately prior to the date of the issuance thereof), or as part of a public offering (in which case the price per share or ADS subscribed will be based on the public offering price and such commitment shall be subject to the relevant allocation by the managing underwriters of such offering), as elected by the Target, for an aggregate amount in cash equal to (the “Equity Investment”):

(a)	twenty million euro (EUR 20,000,000) if this Agreement is terminated by the Bidder pursuant to Clause 8.2(i)(e)(A)(i) (acceptance threshold), provided that there shall have been validly tendered in accordance with the Bid, and not withdrawn, into the US Offer and the Belgian Offer, in aggregate, a number of Securities that, together with all Securities owned by the Bidder and its Affiliates, represents or gives access to 75% or more of the voting rights represented or given access to by all of the outstanding Securities on a fully diluted basis as of the end of the First Acceptance Period;

(b)	fifteen million euro (EUR 15,000,000) if this Agreement is terminated by the Bidder pursuant to Clause 8.2(i)(e)(A)(ii) (Anti-trust Clearance) or by the Target pursuant to Clause 8.2(ii)(c); and

(c)	twenty million euro (EUR 20,000,000) if this Agreement is terminated by the Bidder pursuant to Clause 8.2(i)(e)(A)(iii) (marketing authorization), provided that the marketing authorization has not been received due to the length of the orphan drug appeal process, despite the Target having filed this appeal by 2 February 2018 (close of business CET) as provided for in Clause 4.9.

9.2.2	The subscription commitment described in Clause 9.2.1 shall terminate:

(i)	in case the subscription process has not been initiated by the Target within four (4) months from the date of termination of this Agreement and the relevant capital increase has not been completed within six (6) months from the date of termination of this Agreement (including the signing of the Subscription Agreement);

(ii)	in case the Equity Investment would breach or is reasonably likely to breach applicable anti-trust regulations; or

(iii)	in the event that, on a pro forma basis taking into consideration the receipt of the proceeds of the Equity Investment, (A) the Target is, or is reasonably likely to be, insolvent or declared bankrupt or liquidated or (B) if proceedings to that effect have been initiated or reasonably threatened by the Target or a third party.

9.2.3	If the subscription commitment described in Clause 9.2.1 is terminated pursuant to Clause 9.2.2(ii), then the Bidder shall, directly and/or indirectly through any Affiliate, make available to the Target, upon the terms of an agreement to be negotiated in good faith, taking into account market practice, and to be agreed upon between the Target and the Bidder and/or any Bidder’s Affiliates, an amount equal to the euro amount set forth in Clause 9.2.1 for the event pursuant to which the Equity Investment was to be made (the “Equity Investment Substitute”).

9.2.4	The Target will request Euronext Brussels to admit the shares to trading on Euronext Brussels. The shares will be subject to a three (3) months lock-up as from their issuance.

9.2.5	The Bidder shall be deemed to have terminated this Agreement pursuant to Clause 8.2(i)(e)(A) if the Bid is withdrawn or lapses because any of the Conditions referred to in Clause 8.2(i)(e)(A) are not satisfied or have not been waived.

9.3	Reverse Break Payment

If this Agreement is terminated by the Target pursuant to Clause 8.2(ii)(b) or (d), the Bidder shall pay to the Target a break payment by way of compensation for any loss or damage (including, but not limited to, incurring costs and expenses, lost opportunity costs, increased costs for obtaining additional financing, business dislocation, reputational harm or adverse market reaction) that may be suffered by the Target equal to twenty million euro (EUR 20,000,000) (the “Reverse Break Payment”).

9.4	Miscellaneous

9.4.1	If the Target would be entitled to the Equity Investment (or the Equity Investment Substitute, as applicable) and the Reverse Break Payment, then the Bidder will only be required to make either the Equity Investment (or the Equity Investment Substitute, as applicable) or the Reverse Break Payment. Similarly, if the Target would be entitled to the Equity Investment (or the Equity Investment Substitute, as applicable) or the Reverse Break Payment under several provisions of Clause 9.2 or 9.3 respectively, then the Bidder will only be required to make the Equity Investment (or the Equity Investment Substitute, as applicable) or the Reverse Break Payment once. The Target shall have the right, in its sole discretion, to elect the provision pursuant to which it requires the Equity Investment (or the Equity Investment Substitute, as applicable) or the Reverse Break Payment.

9.4.2	The Parties irrevocably agree, having taken appropriate advice, that the Break Payment, the Equity Investment (or the Equity Investment Substitute, as applicable) and the Reverse Break Payment constitute fair and reasonable amounts payable by the Target and the Bidder, as applicable, on the occurrence of the events described above. The right of the Bidder to receive the Break Payment and the right of the Target to receive the Equity Investment (or the Equity Investment Substitute, as applicable) or Reverse Break Payment are in addition to any other rights or remedies they may have under Applicable Law. If the amount of the Break Payment, the Equity Investment (or the Equity Investment Substitute, as applicable) or the Reverse Break Payment would, at any moment in time, exceed the applicable legal limitations, the Parties will refrain from claiming the nullity, but the amount due will automatically be reduced to the applicable legal limitations.

9.4.3	The Target shall pay the Break Payment to the Bidder within twenty (20) Business Days of the day on which the event described in Clause 9.1 occurs. The Bidder shall pay or procure the payment of the Equity Investment Substitute or the Reverse Break Payment to the Target within twenty (20) Business Days of the day on which the event described in Clause 9.2.1 or Clause 9.3, respectively, occurs. The Parties anticipate, and shall use all reasonable endeavours to secure, that each of the Break Payment, the Equity Investment Substitute or the Reverse Break Payment, as applicable, is not and will not be treated as consideration for a taxable supply for VAT purposes. If, however, the Break Payment, the Equity Investment Substitute or the Reverse Break Payment is determined by any tax authority to be consideration in whole or part for a taxable supply for VAT purposes then: (a) the Target with respect to the Break Payment and the Bidder with respect to the Equity Investment Substitute or the Reverse Break Payment, shall provide the other Party with a valid VAT invoice in respect of that supply; and (b) if the Target with respect to the Break Payment and the Bidder with respect to the Equity Investment Substitute or the Reverse Break Payment, is liable to account for VAT in respect of that supply, the amount of the Break Payment, the Equity Investment Substitute or the Reverse Break Payment, as applicable, shall be increased to take account of such recoverable VAT. The Bidder or the Target may assign their creditor rights under the Break Payment, the Equity Investment Substitute or the Reverse Break Payment, as applicable; provided that if as a result of such assignment the other Party would become liable to account for VAT in respect of that supply and would not have been otherwise liable, such Party will not be required to increase the amount of the Break Payment, the Equity Investment Substitute or the Reverse Break Payment, as applicable, to take account of such recoverable VAT. VAT (if any) will only become due and payable upon presentation of a valid VAT invoice (or, where there is no provision in the legislation for the jurisdiction concerned that a VAT invoice is required to be issued, a written demand containing such information as is customary in that jurisdiction).

9.4.4	Payments pursuant to this Clause 9 shall be made in immediately available funds (without any deduction or withholding, save only as required by Applicable Law, and without regard to any lien, right of set-off, counterclaim or otherwise) to such bank account of the Target, the Bidder or their respective Affiliates as may be notified by the recipient in writing for such purpose. If any amount is required to be withheld from any such payment, the Bidder or the Target, as applicable, shall pay to the other Party such additional amount so that the amount received by the Bidder or the Target, as applicable, shall be the same as it would have received without such withholding.

10	Severability

10.1	If any provision in this Agreement would be held to be illegal, invalid or unenforceable, in whole or in part, under Applicable Law, then that provision will be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement will not be affected.

10.2	In such case, each Party will use its reasonable best efforts to negotiate in good faith a valid replacement provision having a similar economic effect which is as close as possible to that of the invalid, void or unenforceable provision.

11	Costs and expenses

Without prejudice to the Break Payment, the Equity Investment (or the Equity Investment Substitute, as applicable) or the Reverse Break Payment or as otherwise provided in this Agreement, each Party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any matter contemplated by it.

12	Notices

12.1	Any notice in connection with this Agreement must be in writing in English and will be validly given if:

(i)	delivered by hand (with written confirmation of receipt) to the addressees listed hereinafter;

(ii)	sent by e-mail (with confirmation sent by registered mail or courier company within three (3) Business Days) to the e-mail addresses set out hereinafter; or

(iii)	sent by registered mail or courier company (with written confirmation of receipt) to the addresses set out hereinafter,

or to such other addressee, e-mail address or address as a Party may notify to the other Parties in accordance with this Clause 12.1.

to the Bidder:	Takeda Pharmaceutical Company Limited c/o Takeda Pharmaceuticals International AG For the attention of EUCAN General Counsel
Thurgrauerstrasse 130 Glattpark-Opfikon Zurich Switzerland
Email: nils.kjaergaard@takeda.com

with a copy to:	DLA Piper UK LLP
For the attention of Erwin Simons Louizalaan 106 1050 Brussels +32 2 500 16 94
Email: erwin.simons@dlapiper.com

to the Target:	TiGenix NV For the attention of Eduardo Bravo
Romeinse straat 12 box 2 3001 Leuven Belgium + 34 91 804 92 64 Email: eduardo.bravo@Tigenix.com with a copy to:

Osborne Clarke CVBA

For the attention of David Haex

Marnixlaan 23

1000 Brussels

Belgium

+32 2 515 93 22

Email: david.haex@osborneclarke.com

Davis Polk & Wardwell LLP

For the attention of Michael J. Willisch

Paseo de la Castellana, 41

28046 Madrid

Spain

+34 91 768 9600

Email: michael.willisch@davispolk.com

12.2	Any notice will be effective upon receipt and will be considered received:

(i)	at the moment of delivery, if delivered by hand or sent by courier company;

(ii)	at the first Business Day following its being sent, if the notice was sent by e-mail (it being understood that, if the confirmation is not received within three (3) Business Days, the notice will only be considered received the date of effective receipt of such confirmation);

(iii)	at the first Business Day following its being sent, if the notice was sent by registered mail, if the sender and addressee both have their registered office in Belgium; or

(iv)	at the third Business Day following its being sent, if the notice was sent by registered mail and the sender and addressee do not have their registered office in Belgium.

13	Entire agreement

13.1	Save for the Addendum to the Confidentiality Agreement, this Agreement constitutes the whole and only agreement between the Parties relating to the Transaction and supersedes any previous agreement whether written or oral between the Parties in relation to the Transaction (including the non-binding expression of interest for the Bid by the Bidder dated 10 November 2017 and acknowledged by the Target on 13 November 2017).

13.2	Except in the case of fraud, each Party acknowledges that it is entering into this Agreement in reliance upon only this Agreement and that it is not relying upon any pre-contractual statement that is not set out in this Agreement.

14	Assignment

14.1	Neither Party may assign all or part of its rights and obligations under this Agreement to any third party (including through a sale, a capital contribution, a donation or any other transaction, including the sale or contribution of a universality of goods (algemeenheid / universalité), a branch of activity (bedrijfstak / branche d’activité), a merger or (partial) demerger) without the prior written approval of the other Party. As long as such approval has not been obtained, the assigning Party will continue to be liable for all obligations that it intended to assign (without prejudice to any other right or remedy that the other Party may have for breach of this article) and the assignee will not be entitled to exercise any of the rights under this Agreement.

14.2	Without prejudice to Clause 14.1, the provisions of this Agreement will inure to the benefit of and will be binding upon the Parties and their assignees.

15	Counterparts

This Agreement may be executed in one or more counterparts, each of which when so executed will be deemed to be an original copy of this Agreement, and all of which, when taken together, will be deemed to constitute one and the same instrument.

16	Governing law and jurisdiction

16.1	This Agreement will be governed by and interpreted in accordance with Belgian Law with the exclusion of the rules of conflict of laws.

16.2	Except as otherwise agreed in writing by the Parties, the Courts of Brussels, Dutch section, Belgium, will have the exclusive competence over any disputes that may arise between the Parties in relation to this Agreement.

*                *

*

Done on 5 January 2018, in two (2) originals. Each Party acknowledges receipt of its own original.

FOR THE BIDDER

/s/ Misako Hirose
Name:	Misako Hirose
Title:	Director, Global Alliances
Global Business Development
Takeda Pharmaceutical Company Limited (Authorised Representative)

FOR THE TARGET

/s/ Eduardo Bravo
Name:	Eduardo Bravo	Name:
Title:	CEO	Title:

FOR ACKNOWLEDGEMENT OF CLAUSES 5.1.2(iv) AND 8.3(ii):

FOR TAKEDA PHARMACEUTICALS INTERNATIONAL AG

/s/ Marcello Agosti		/s/ Andrea Ferrari
Name:	Marcello Agosti	Name:	Andrea Ferrari
Title:	Head of Global Business	Title:	Senior Director, Associate General Counsel
	Development & Global Commercial		Business Development & Commercial Law

FOR TIGENIX SAU

/s/ Eduardo Bravo
Name:	Eduardo Bravo	Name:
Title:	CEO	Title: